SAVVIS, Inc.

One SAVVIS Parkway

Town & Country, MO 63017

Confidential Treatment Requested by SAVVIS, Inc.

August 29, 2008

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAVVIS, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 26, 2008

Definitive Proxy Statement on Schedule 14A

Filed on April 4, 2008

Form 10-Q for the quarterly period ended June 30, 2008

Filed on August 1, 2008

File no. 000-29375

Dear Mr. Krikorian:

This letter sets forth the responses of SAVVIS, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 12, 2008, with respect to the above referenced Form 10-K, Definitive Proxy Statement on Schedule 14A and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments. Please note that Schedule A to this letter omits confidential information included in the unredacted version of this letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated, denote such omissions.

U.S Securities and Exchange Commission

August 29, 2008

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Business Trends and Outlook, page 19

1.	You indicate in your response to prior comment 2 that a majority of depreciation, amortization, and accretion are attributable to cost of revenue. While we believe that your presentation of cost of revenues on the face of the consolidated statements of operations, that excludes a subtotal for gross margins, is consistent with the guidance of SAB Topic 11B, your discussion and analysis of gross margins excluding depreciation, depletion and amortization within MD&A are not appropriate. That is, when gross margin amounts are presented, they should include all cost of revenues. Your current presentation is acceptable only in instances where gross margins are not disclosed. As such, your presentation of gross margin and gross profit should include related depreciation, amortization, and accretion if you continue to present such amounts. Revise your presentation of gross margin and gross profit in future filings.

In future filings, the Company will revise its presentation of gross margin and gross profit to include related depreciation, amortization, and accretion if the Company continues to present such amounts in its filings.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Income Taxes, page 17

2.	We note your response to prior comment 11 indicating that for 2008 interim reporting purposes, you compute the income tax expense on a discrete basis as to not distort results. Tell us what authoritative accounting literature you relied upon in this approach. There does not appear to be any notion of a limitation in the amount of year-to-date tax expense included in the concepts of APB 28 and FIN 18. Per footnote 7 to paragraph 8 of FIN 18, a computation of interim income taxes using the actual year-to-date effective tax rate would only be appropriate if a reliable estimate of the annual effective tax rate cannot be made.

To clarify the Company’s initial response, the Company previously described the effective tax rate computation as being prepared on a discrete basis, because there is not a direct correlation between tax expense and the pre-tax (i.e., ordinary) losses presented in the Company’s consolidated financial statements for that period. The Company is projecting pre-tax book losses from operations in the current year, but taxable income

U.S Securities and Exchange Commission

August 29, 2008

(before Net Operating Losses [NOL]) for regular tax purposes. After applying the NOL, the Company expects to have no regular taxable income. However, the Company expects to record a tax expense resulting from the Company incurring cash tax expense in certain jurisdictions, primarily under Alternative Minimum Tax (AMT) rules. The Company does not record the (deferred) tax benefit of any tax attributes (i.e., regular NOL, tax credit carryovers, etc.) due to valuation allowance determinations.

In the Company’s initial response, the Company indicated that it computed income tax expense in order to not distort results. The anticipated distortion that would have been created by using the forecasted annual effective tax rate method that the Company historically used is that the Company would have recorded a tax expense via a negative rate in quarters the Company records a book loss. However, in quarters that the Company records book income, a tax benefit would have been recorded using the same negative rate. Furthermore, as set forth in the attached Schedule A, more than 80% of the projected annual tax expense would have been recorded in the first quarter and more than 200% of the projected annual tax expense would have been recorded by the end of the third quarter with a large “benefit” being recorded in the fourth quarter. Such “benefit” has no conceptual merit in relation to book income projected to be recorded in the fourth quarter. Furthermore, it is not a true tax benefit of a manner similar to NOLs or tax credits that can be carried forward or refunded. As mentioned above, these are minimum taxes that are not recoverable by the Company. By utilizing the alternative method described below, tax expense will be recorded in every quarter based on the expected book results, which is the basis for the AMT-driven tax expense.

The authoritative accounting literature that was relied on to use this alternative method is paragraphs 8 and 9 of FIN 18. As stated in the Company’s earlier correspondence and again above, the Company’s projected tax liability is primarily attributable to minimum taxes that are incurred under both federal and certain state AMT systems. Since the Company is not projecting “ordinary” income or losses for which a tax expense or benefit will result for regular tax purposes (i.e., as such the forecasted rate is zero), the Company calculated an estimated annual effective tax rate utilizing its projected annual AMT income subject to tax. As indicated in Schedule A, the statutory (AMT) annual effective tax rate was applied to the year-to-date AMT income recognized through the three months ended March 31, 2008 to compute the tax provision for that period. The Company believes this approach is consistent with the guidance in paragraphs 8 and 9 of FIN 18, because the Company is using an annual effective tax rate. The estimated annual effective tax rate is based on AMT though rather than “ordinary” income. In addition, the Company believes that using the alternative method provides investors with a more accurate description of the Company’s effective tax rate.

In future filings, the Company will revise its footnote disclosure to include a statement similar to the following to explain the Company’s alternative method: “Management currently anticipates a pre-tax loss in 2008, but also income tax expense primarily due to certain jurisdictional minimum taxes on income. Accordingly, income tax expense for interim periods in 2008 is determined using an estimate of its annual effective tax rate based on its forecasted alternative minimum taxable income for the full year.”

U.S Securities and Exchange Commission

August 29, 2008

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Jeffrey H. VonDeylen
Jeffrey H. VonDeylen
Chief Financial Officer

U.S Securities and Exchange Commission

August 29, 2008

SCHEDULE A

Confidential Treatment Requested by SAVVIS, Inc.

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